Exhibit 2.9

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

Equinox Minerals Limited

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2940

Toronto, Ontario M5J 2J2

Item 2	Date of Material Change

October 24, 2010

Item 3	New Release

A news release with respect to the material change referred to in this report was issued via Canada News Wire on October 24, 2010. A copy of this press release has been filed on SEDAR and is available at www.sedar.com.

Item 4	Summary of Material Change

Equinox Minerals Limited (“Equinox” or the “Company”) announced that it has entered into an agreement with Citadel Resource Group Limited (“Citadel”), under which Equinox proposes to acquire all of the issued and outstanding ordinary shares of Citadel (the “Citadel shares”) by way of a recommended takeover offer under the laws of Australia (the “Offer”).

The Offer consideration is comprised of a combination of 1 Equinox CHESS depositary interest (an “Equinox CDI”) for every 14.3 Citadel shares, plus A$0.105 per Citadel share in cash, or, at the option of each Citadel shareholder, comprised of a combination of 1 Equinox common share (an “Equinox share”) for every 14.3 Citadel shares, plus A$0.105 per Citadel share in cash. Each outstanding Equinox CDI confers a unit of beneficial ownership in the Equinox shares registered on Equinox’s Australian register in the name of CHESS Depositary Nominees Pty Ltd, a wholly-owned subsidiary of the Australian Securities Exchange (the “ASX”).

The total value of the Offer is approximately A$1.25 billion. After completion of the transaction, it is anticipated that Equinox shareholders (including holders of Equinox CDIs) will own approximately 81% of the combined group and Citadel shareholders will own approximately 19%.

All directors of Citadel who hold Citadel shares as well as certain key Citadel shareholders, in aggregate representing 19.9% of Citadel’s outstanding shares, have entered into pre-bid acceptance agreements with Equinox under which they have agreed to accept the Offer in the absence of a superior proposal that is not matched by Equinox.

Equinox has entered into a Bid Implementation Agreement with Citadel, which includes customary terms for a transaction of this nature, including “no shop” and “no talk” provisions and a break fee of A$12 million payable in certain circumstances. In addition, the Bid Implementation Agreement provides Equinox with the right to match any superior proposal. A summary of the key terms of the Bid Implementation Agreement are provided in Appendix B to this material change report

The Offer is subject to a number of conditions, including minimum acceptance of the Offer by holders of at least 90% of the outstanding Citadel shares, no material adverse change in Citadel occurring prior to the expiry of the Offer, and certain key milestones being met in relation to the proposed acquisition by Citadel of an increased interest in the Jabal Sayid project. Equinox has already received approval for the Offer from Australia’s Foreign Investment Review Board. The issuance of Equinox shares in connection with the Offer is subject to approval by the Toronto Stock Exchange (the “TSX”). The conditions to the Offer are provided in Appendix A to this material change report.

The conditions to the Offer and A summary of the key terms of the Bid Implementation Agreement are provided in Appendices C and D, respectively, to this material change report.

Equinox’s Bidder’s Statement is expected to be despatched to Citadel shareholders in early November 2010. The Offer will be open for acceptance by Citadel shareholders from early November and is expected to remain open until mid to late December, 2010, unless extended or withdrawn.

Item 5	Full Description of Material Change

Equinox announced that that it has entered into an agreement with Citadel, under which Equinox proposes to acquire all of the issued and outstanding shares of Citadel by way of the Offer. The Board of Citadel has recommended unanimously that Citadel shareholders accept the Offer, in the absence of a superior proposal. Citadel is incorporated under the Corporations Act 2001 (Commonwealth of Australia) and is listed on the Australian Securities Exchange (the “ASX”) and the Offer is being made in accordance with the laws of Australia and the rules of the ASX.

The Offer consideration is comprised of a combination of 1 Equinox CDI for every 14.3 Citadel shares, plus A$0.105 per Citadel share in cash, or, at the option of each Citadel shareholder (other than an “ineligible foreign shareholder”), comprised of a combination of 1 Equinox share for every 14.3 Citadel shares, plus A$0.105 per Citadel share in cash. Each outstanding Equinox CDI confers a unit of beneficial ownership in the Equinox shares registered on Equinox’s Australian register in the name of CHESS Depositary Nominees Pty Ltd, a wholly-owned subsidiary of the Australian ASX.

The total value of the Offer is approximately A$1.25 billion. After completion of the transaction, it is anticipated that Equinox shareholders (including holders of Equinox CDIs) will own approximately 81% of the combined group and Citadel shareholders will own approximately 19%.

All directors of Citadel who hold Citadel shares as well as certain key Citadel shareholders, in aggregate representing 19.9% of Citadel’s outstanding shares, have entered into pre-bid acceptance agreements with Equinox under which they have agreed to accept the Offer in the absence of a superior proposal that is not matched by Equinox.

Highlights of the Transaction

If the transaction is completed, the combined group will be a leading independent copper producer with a portfolio of high-quality assets in Zambia, including the long-life Lumwana copper mine, and in Saudi Arabia, where Citadel is developing the Jabal Sayid copper-gold project.

If completed, it is anticipated that the transaction will, among other things:

•	Deliver on Equinox’s strategy of building a major global copper group with a diversified portfolio of high-quality long-life copper projects;

•	Be accretive for Equinox on an earnings and cashflow basis once Jabal Sayid is in production;

•	Cement Equinox’s market position as a leading independent pure-play copper producer;

•

Enhance Equinox’s growth pipeline, with an updated production target of more than 200,000tpa of copper once Jabal Sayid commences production and an objective of over 260,000tpa if the expansion of Lumwana (currently subject to a feasibility study) is implemented;

•	Facilitate expansion and diversification into the highly prospective and underexplored Arabian Shield minerals province where Citadel’s assets are located;

•	Add an advanced development project to Equinox’s portfolio, with attractive capital costs;

•	Lower Equinox’s average cash cost;

•	Allow Equinox to leverage its financial strength and project development expertise in order to de-risk and maximize the value of Jabal Sayid; and

•	Allow Equinox to expedite near-mine exploration activities at the Jabal Sayid mine, as well as Citadel’s extensive portfolio of exploration projects.

Transaction Summary

Based on Equinox’s volume weighted average share price (“VWAP”) on the ASX of A$5.96 over the 10 days to October 22, 2010 (being the last trading day prior to announcement of the Offer), the value of the Offer is A$0.522 per Citadel share. This represents:

•	a 21% premium to Citadel’s 10-day VWAP prior to the Offer; and

•	a 27% premium to Citadel’s Enterprise Value[1] over the same period.

Equinox has entered into a Bid Implementation Agreement with Citadel, which includes customary terms for a transaction of this nature, including “no shop” and “no talk” provisions and a break fee of A$12 million payable in certain circumstances. In addition, the Bid Implementation Agreement provides Equinox with the right to match any superior proposal. A summary of the key terms of the Bid Implementation Agreement are provided in the Appendix B to this material change report

The Offer is subject to a number of conditions, including minimum acceptance of the Offer by holders of at least 90% of the outstanding Citadel shares, no material adverse change in Citadel occurring prior to the expiry of the Offer, and certain key milestones being met in relation to the proposed acquisition by Citadel of an increased interest in the Jabal Sayid project. Equinox has already received approval for the Offer from Australia’s Foreign Investment Review Board. The issuance of Equinox shares in connection with the Offer is subject to approval by the TSX. The conditions to the Offer are provided in the Appendix A to this material change report.

Equinox’s Bidder’s Statement is expected to be despatched to Citadel shareholders in early November 2010. The Offer will be open for acceptance by Citadel shareholders from early November and is expected to remain open until mid to late December, 2010, unless extended or withdrawn.

Advisers and Counsel for the Transaction

Equinox’s principal financial advisors are Rothschild, with CIBC World Markets Inc. (“CIBC”) providing joint advisory services following the announcement of the Offer. CIBC has provided a private fairness opinion to the Board of Directors of Equinox. Equinox’s Australian legal advisor is Allen & Overy and its Canadian legal advisor is Blake, Cassels & Graydon LLP.

Cautionary Notes

Forward-Looking Statements

Certain information contained or incorporated by reference in this material change report, including any information as to the Company’s strategy, projects, plans, prospects, future outlook, anticipated events or results or future financial or operating performance, constitutes “forward-looking statements” within the meaning of Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements can often, but not always, be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “predicts”, “potential”, “continue” or “believes”, or variations (including negative variations) of such words; or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, “potential to”, or “will” be taken, occur or be achieved or other similar expressions concerning matters that are not historical facts. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made or incorporated in this material change report are qualified by these cautionary statements.

Forward-looking statements are necessarily based on a number of factors, estimates and assumptions that, while considered reasonable by Equinox as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such factors, estimates and assumptions of the Company contained in this material change report include, but are not limited to: (i) the assumption that the Company will complete the Offer in accordance with the terms and conditions of the Bid Implementation Agreement; (ii) the accuracy of management’s assessment of the successful integration of the combined companies upon completion of the Offer; (iii) the accuracy of the Company’s and Citadel’s mineral reserve and mineral resource estimates; (iv) management’s expectation that Citadel’s Jabal Sayid copper and gold project will be commissioned in late 2011; (v) the viability of Citadel’s Jabal Shayban, Lahuf, Bari, Wadi Kamal, Murayjib-Bil’iwy, and Jabal Baydan prospects on a basis consistent with the management’s current expectations; (vi) management’s expectations of the trading price of the Company’s common shares and CHESS depositary interests and of Citadel’s ordinary shares; (vii) management’s expectation of there being no significant risks relating to the Company’s or Citadel’s mining operations, including political risks and instability and risks related to international operations; (viii) management’s expectation that exchange rates will be approximately consistent with current levels or as set out in this material change report; (ix) certain price assumptions for copper, uranium, gold and base metals; (x) certain price assumptions for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (xi) management’s expectation of production forecasts; and (xii) management’s expectations of permitting, development and expansion at the Company’s existing properties. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

[1]	Enterprise Value is calculated as the 10-day VWAP for Citadel, less A$0.086 per share in cash as at 30 September 2010

Readers are also cautioned that forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to differ materially from those expressed or implied in the forward-looking statements, including the risk that the Offer will not be completed for any reason. Certain of these risks and uncertainties are described in more detail in the Company’s Annual Information Form dated March 15, 2010 and in the Company’s most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this material change report. The Company’s Annual Information Form and its most recently filed Management’s Discussion and Analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.equinoxminerals.com.

Although Equinox has attempted to identify statements containing important factors that could cause actual actions, event or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this document based on the opinions and estimates of management on the date statements containing such forward looking information are made and, except as otherwise required by law, Equinox disclaims any obligation to update any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward looking information.

The Company will be filing important documents relating to the Offer with applicable Canadian securities regulatory authorities, including a copy of the Bid Implementation Agreement. The description of the Bid Implementation Agreement contained in this material change report does not purport to be complete and is qualified in its entirety by reference to the full text of the Bid Implementation Agreement. Investors and securityholders are urged to carefully read the Bid Implementation Agreement and all such documents filed with applicable Canadian securities regulatory authorities. Such documents will be available on SEDAR at www.sedar.com and on the Company’s website at www.equinoxminerals.com.

Technical Information

Certain technical information in this material change report has been summarized or extracted from the Technical Report on the Lumwana Project, North Western Province, Republic of Zambia dated June 2008 and re-filed in April 2009 (the “Technical Report”). Scientific and technical information concerning Equinox contained in this material change report has been prepared under the supervision of Robert Rigo, BEng., FAusIMM, MIEAust, Vice President, Project Development of Equinox, who is a “Qualified Person” in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Readers are cautioned not to rely solely on the summary of information contained in this release, but should read the Technical Report which is posted on Equinox’s website at www.equinoxminerals.com and filed on SEDAR at www.sedar.com and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained therein.

The information in this announcement concerning Citadel’s assets is based on publicly available information and has not been independently verified by Equinox.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

No reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Sonya Stark

Vice President, Corporate Affairs and Corporate Secretary

Tel: 416-867-8076

Item 9	Date of Report

October 28, 2010

EQUINOX MINERALS LIMITED

SONYA STARK

Sonya Stark

Vice President, Corporate Affairs and Corporate Secretary

APPENDIX A - BID CONDITIONS

The Takeover Bid is subject to the following conditions which must be satisfied or waived in accordance with the Bid Implementation Agreement.

For a list of defined terms used in this Appendix A, please refer to Appendix C.

(a)	No Citadel Material Adverse Change

Before the end of the Offer Period, no Citadel Material Adverse Change occurs, is discovered, announced, disclosed or otherwise becomes known to Equinox or Citadel (whether or not it becomes public).

(b)	No Citadel Prescribed Occurrence

Before the end of the Offer Period, no Citadel Prescribed Occurrence occurs.

(c)	Minimum Acceptance Condition

Before the end of the Offer Period, Equinox has a Relevant Interest in such number of Citadel Shares as represents at least 90% in aggregate of all Citadel Shares on issue.

(d)	Acquisition of Bariq Mining Limited

Before the end of the Offer Period:

(i)	notarisation is obtained of the approval to the amendment of the Articles of Association of Bariq Mining Limited by the Saudi Arabian Ministry of Commerce and Industry in relation to the transfer from the Central Mining Investment Company Limited of Saudi Arabia of a 20% equity interest in Bariq Mining Limited to Vertex Group pursuant to an agreement between the parties dated 18 June 2010; and

(ii)	if any approval of Citadel Shareholders is necessary for the 100% Bariq Acquisition, such approval is obtained in satisfaction of the condition set out in clause 2(c) of the Share Transfer Agreement.

(e)	No regulatory intervention

During the period from the date of the Bid Implementation Agreement to the end of the Offer Period:

(i)	there is not in effect any preliminary or final decision, order or decree issued by an authority; and

(ii)	no application is made to any authority, or action or investigation is announced, threatened or commenced by an authority in consequence of or in connection with the Offer,

(other than an application to or a determination by ASIC or the Takeovers Panel in the exercise of the powers and discretions conferred by the Corporations Act) which restrains, impedes or prohibits (or if granted could restrain, impede or prohibit) or otherwise materially adversely impacts upon the making of the Offer or any transaction contemplated by the Bid Implementation Agreement, the Offer or the rights of Equinox in respect of Citadel or Citadel Securities or requires the divestiture by Equinox or Equinox Shareholders of any Citadel Securities or the divestiture of any assets of the Citadel Group, Equinox, the Equinox Group or otherwise.

APPENDIX B - SUMMARY OF KEY TERMS OF BID IMPLEMENTATION AGREEMENT

1.	INTRODUCTION

Equinox and Citadel entered into a Bid Implementation Agreement on 24 October 2010. The Bid Implementation Agreement sets out the terms and respective obligations of the parties in relation to Equinox’s offer to acquire all of the issued ordinary shares in Citadel by way of off-market takeover bid.

A summary of the key terms of Bid Implementation Agreement is set out below. For a list of defined terms used in this Appendix A, please refer to Appendix C.

2.	EXCLUSIVITY

(a)	No Shop Restriction

During the Exclusivity Period, Citadel and its representatives must not directly or indirectly solicit, invite or otherwise encourage or initiate any enquiries, negotiations or discussions or communicate any intention to do any of those things with a view to obtaining any expression of interest, offer or proposal from any person in relation to a Competing Proposal.

(b)	No Talk Restriction

Subject to the exception set out in paragraph 2(e), during the Exclusivity Period, Citadel and its representatives must not directly or indirectly negotiate, enter into, continue or participate in negotiations or discussions with any third party regarding a Competing Proposal, even if:

(i)	the Competing Proposal was not directly or indirectly solicited, initiated or encouraged by Citadel or any of its representatives;

(ii)	negotiations or discussions in relation to the Competing Proposal commenced before the date of the Bid Implementation Agreement; or

(iii)	that third party has publicly announced its Competing Proposal.

Citadel must ensure that any third party which receives confidential information in the 18 months before the Bid Implementation Agreement for the purpose of investigating a potential transaction with any member of the Citadel Group which may or could constitute a Competing Proposal has been asked to return or destroy all such confidential information.

(c)	No Due Diligence

Without limiting the No Talk restriction in paragraph 2(c) but subject to the exception set out in paragraph 2(e), during the Exclusivity Period, Citadel must ensure that neither it nor its representatives:

(i)	directly or indirectly solicit, invite, facilitate or encourage any party (other than Equinox or its representatives) to undertake a due diligence investigation on any member of the Citadel Group; or

(ii)	make available to any person (other than Equinox or its representatives) or permit any such person to receive any non-public information relating to any member of the Citadel Group.

(d)	Notification

During the Exclusivity Period, Citadel must immediately inform Equinox if Citadel or any of its representatives is approached by any person to discuss or engage in any activity that would breach its obligations in relation to the No Talk and No Due Diligence restrictions in paragraphs 2(a) and 2(b), respectively.

Further, subject to the exception set out in paragraph 2(e), as soon as reasonably practicable, Citadel must provide in writing to Equinox the identity of that person and any person on behalf of which that person is acting, and details of the Competing Proposal sought to be discussed by the person making the approach or in relation to which the person making the approach wishes to engage in such activity.

(e)	Exceptions

The No Talk and No Due Diligence restrictions and the second Notification restrictions in paragraphs 2(b), 2(c) and 2(d), respectively, do not apply in respect of a bona fide Competing Proposal that is received by Citadel after the date of the Bid Implementation Agreement and which was not solicited, invited, initiated or encouraged by Citadel or the Citadel board in contravention of the No Shop restriction in paragraph 2(a), if the Citadel board, after having first obtained written advice from its legal and financial advisers, has determined in good faith that:

(i)	the Competing Proposal in respect of which the restrictions and notification would otherwise apply is or may be reasonably expected to lead to a Superior Proposal; and

(ii)	failing to respond to such Competing Proposal would be likely to constitute a breach of the fiduciary or statutory duties of members of the Citadel board.

(f)	Matching Right

Before the Citadel board withdraws or changes its recommendation after determining that a Competing Proposal constitutes a Superior Proposal, Citadel must:

(i)	provide Equinox with sufficient details in relation to the Superior Proposal to enable Equinox to respond to the Superior Proposal; and

(ii)	give Equinox at least 3 business days after the provision of details to respond to the Superior Proposal if Equinox chooses in its absolute discretion to do so.

3.	REIMBURSEMENT AMOUNT

(a)	Payment by Citadel

A reimbursement amount of $12,000,000 will be payable by Citadel if Equinox does not proceed to acquire 90% of Citadel Shares before the Long Stop Date and any of the following occur:

(i)	at any time before the Long Stop Date, members of the Citadel board (or any one or more of them) endorse or otherwise support a Competing Proposal made by a person other than a member of the Equinox Group;

(ii)	a person other than a member of the Equinox Group:

(A)	acquires or agrees (conditionally or otherwise) to acquire, any interest in Bariq Mining Limited or the Jabal Sayid Mining Project;

(B)	acquires or agrees (conditionally or otherwise) to acquire control of Citadel, within the meaning of section 50AA of the Corporations Act;

(C)	acquires or agrees (conditionally or otherwise) to acquire, the whole or a substantial part of the business or assets of Citadel or the Citadel Group; or

(D)	otherwise acquires or merges or agrees (conditionally or otherwise) to acquire or merge with Citadel (including by reverse takeover bid or takeover bid, or by establishing a dual listed company structure or stapled security structure), where an agreement in relation to that acquisition is entered into on or before the Long Stop Date;

(iii)	a Competing Proposal is announced before the Long Stop Date and, within 6 months after the Long Stop Date:

(A)	the person making the Competing Proposal (whether alone or together with one or more associates (as defined in the Corporations Act) acquires a Relevant Interest in more than 20% of all Citadel Shares (whether by way of acquisition of existing Citadel Shares or issue of new Citadel Shares); or

(B)	if the Competing Proposal proceeds by way of takeover bid under Chapter 6 of the Corporations Act, the takeover bid is free or becomes free from defeating conditions and the person making the Competing Proposal acquires a Relevant Interest in more than 20% of all Citadel Shares;

(iv)	at any time before the earlier of the end of the Offer Period and the Long Stop Date, members of the Citadel board (or any one or more of them) fail to make, or change or withdraw, a recommendation to Citadel Shareholders to accept the Offer or otherwise make any public statement that suggests that the Takeover Bid is no longer recommended, other than because the Bid Implementation Agreement is terminated by Citadel for material breach by Equinox, an Equinox Prescribed Occurrence or an Equinox Material Adverse Change;

(v)	on the date of the Bid Implementation Agreement Citadel fails to release its announcement in the form agreed between Equinox and Citadel;

(vi)	at any time before the earlier of the end of the Offer Period and the Long Stop Date, Citadel is in breach of any of its exclusivity obligations, where such breach is material in the context of the Takeover Bid; or

(vii)	Equinox terminates the Bid Implementation Agreement for material breach by Citadel, a Citadel Prescribed Occurrence or a Citadel Material Adverse Change.

(b)	Payment by Equinox

A reimbursement amount of $12,000,000 will be payable by Equinox if:

(i)	the Bid Implementation Agreement is terminated by Citadel for a material breach by Equinox or an Equinox Prescribed Occurrence which results in a material adverse effect on the value of the Consideration or the Offer; or

(ii)	Equinox does not provide the Consideration to Citadel Shareholders in accordance with the terms and conditions of the Offer.

4.	TERMINATION

(a)	Termination by either party

The Bid Implementation Agreement may be terminated by either party if:

(i)	a court or authority issues a final and non appealable order or ruling or takes an action which permanently restrains or prohibits the Offer;

(ii)	Equinox withdraws the Offer for any reasons including non-satisfaction of the Bid Condition;

(iii)	the Offer lapses without the Bid Conditions being satisfied or waived;

(iv)	the Long Stop Date is reached and the Offer Period has not concluded; or

(v)	the other party is in breach of a material term or a representation or warranty is untrue, inaccurate or misleading in a material respect, other than as a result of a breach of the Bid Implementation Agreement by the terminating party, and the breach has not been remedied within 5 business days of the terminating party providing notice to the other party of its intention to terminate the Bid Implementation Agreement which sets out details of the matters and circumstances giving rise to the termination right;

(b)	Termination by Equinox

The Bid Implementation Agreement may be terminated by Equinox if:

(i)	Citadel is in breach of its recommendation and exclusivity obligations;

(ii)	the Citadel board or any one or more members of the Citadel board change or withdraw their recommendation that Citadel Shareholders accept the Offer in respect of all their Citadel Shares, or make a public statement indicating that they no longer support the Offer or that they support a Competing Proposal;

(iii)	a Citadel Prescribed Occurrence occurs; or

(iv)	a Citadel Material Adverse Change occurs.

(c)	Termination by Citadel

The Bid Implementation Agreement may be terminated by Citadel if:

(i)	the Citadel board (or a majority of members of the Citadel board) change or withdraw their recommendation in accordance with the Bid Implementation Agreement provided that Citadel has complied with its change or withdrawn of recommendation and exclusivity obligations;

(ii)	an Equinox Prescribed Occurrence occurs as a result of which there is a material adverse effect on the value of the Consideration or the Offer; or

(iii)	an Equinox Material Adverse Change occurs.

APPENDIX C - DEFINITIONS

100% Bariq Acquisition means the acquisition by Vertex Group of:

(a)	a 20% equity interest in Bariq Mining Limited from Abdul Hadi Al Qahtani and Partners for Maritime and Oilfield Services; and

(b)	a 10% equity interest in Bariq Mining Limited from Dr Said Al-Qahtani,

pursuant to the Share Transfer Agreement.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited or the Australian Securities Exchange, as the context requires.

Bariq Mining Limited means Bariq Mining Limited, commercial registration number 205133257, registered in the Kingdom of Saudi Arabia.

Bid Conditions means the terms and conditions of the Takeover Bid set out in Appendix A.

Bid Implementation Agreement means the bid implementation agreement between Equinox and Citadel dated 24 October 2010.

Citadel Group means Citadel and its related entities.

Citadel Material Adverse Change means any event, matter or circumstance which individually, or when aggregated with all such other events, matters or circumstances:

(a)	results in or could reasonably be expected to result in the value of the consolidated net assets of the Citadel Group reported in Citadel’s financial statements for the year ended 30 June 2010 being reduced by $70 million or more;

(b)	results in or could reasonably be expected to result in the project development costs or the cash operating costs in respect of the development and operation of the Jabal Sayid Mining Project as disclosed to ASX before the date of the Bid Implementation Agreement being increased by 10% or more;

(c)	results in or could reasonably be expected to result in a diminution in Citadel’s JORC compliant resources and reserves (as disclosed in to ASX before the date of the Bid Implementation Agreement) by 5% or more;

(d)	results in, or could be reasonably expected to result in (now or at any time in the future) the termination or loss of, or a reduction in the Citadel Group’s interest in, any material licenses of the Citadel Group; or

(e)	results in or could reasonably be expected to result in completion of the 100% Bariq Acquisition not occurring in accordance with the Share Transfer Agreement,

other than an event, matter or circumstance:

(i)	required to be done as a result of the Bid Implementation Agreement;

(ii)	the occurrence of which was fairly disclosed to Equinox or public filings with ASIC; or

(iii)	that arises as a direct result of any reduction in the London Metals Exchange Cash Seller Settlement Price (in US Dollars per tonne) for Copper Grade A, as published in the London Metal

Bulletin each day (based on Greenwich mean time days), from the amount of the London Metals Exchange Cash Seller Settlement Price (in US Dollars per tonne) for Copper Grade A published in the London Metal Bulletin on the date of the Bid Implementation Agreement.

Citadel Prescribed Occurrence means any of the following:

(a)	Citadel converts all or any of its shares into a larger or smaller number of shares;

(b)	any member of the Citadel Group (other than a direct or indirect wholly owned subsidiary of Citadel) resolves to reduce its share capital in any way or reclassifies, redeems or repurchases directly or indirectly any of its shares;

(c)	any member of the Citadel Group (other than a direct or indirect wholly owned subsidiary of Citadel) enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d)	any member of the Citadel Group issues securities or agrees to make such an issue or grants an option or performance right over any securities (including equity securities, debt securities or convertible securities) other than to Citadel or to a direct or indirect wholly owned subsidiary of Citadel or pursuant to performance rights, the conversion of convertible securities or the exercise of options the existence of which has been disclosed to ASX before the date of the Bid Implementation Agreement;

(e)	any member of the Citadel Group amends or proposes to amend its constitution, other than proposed amendments to the Articles of Association of Bariq Mining Limited referred to in Bid Condition (d) and required to effect the 100% Bariq Acquisition and proposed amendments to the Articles of Association of Vertex Group pursuant to the shareholders resolution dated 5 September 2010;

(f)	any member of the Citadel Group creates or agrees to create any Encumbrance over the whole or any part of its assets or undertaking other than an Encumbrance arising in the ordinary course of business;

(g)	an order or application is made or a resolution is passed for the winding up of any member of the Citadel Group other than ADV Medical Holdings Pty Ltd and DBC Finance Pty Ltd;

(h)	an administrator, liquidator, provisional liquidator, receiver or receiver and manager is appointed in respect of any member of the Citadel Group or the whole or any part of the assets or undertaking of any member of the Citadel Group, or any member of the Citadel Group executes a deed of company arrangement;

(i)	any member of the Citadel Group other than ADV Medical Holdings Pty Ltd and DBC Finance Pty Ltd ceases to carry on business or is deregistered under the Corporations Act;

(j)	any member of the Citadel Group enters into any arrangement, agreement or understanding under which any one or more members of the Citadel Group incur, or will incur, a commitment in excess of $1,000,000;

(k)	any member of the Citadel Group enters into any swap, futures contract, forward commitment or other derivative transaction;

(l)	any member of the Citadel Group enters into a contract or commitment restraining any member of the Citadel Group from competing with any person or conducting activities in any market;

(m)	any member of the Citadel Group enters into or otherwise becomes a party to, any material transaction with a related party (as that term is defined in Chapter 2E of the Corporations Act) of Citadel (other than between Citadel and a direct or indirect wholly owned subsidiary of Citadel);

(n)	any member of the Citadel Group materially amends any arrangement with its financial advisers in respect of the Offer or the acquisition of control of the Citadel;

(o)	any member of the Citadel Group engages or terminates (other than for cause) the engagement of any director or senior employee, or increases the remuneration (except in the ordinary course as a result of annual performance reviews to be conducted in December 2010 and in any event by no more than 5% increase in total remuneration paid to employees of the Citadel Group) or otherwise varies any agreement with any such person (including varying any bonus, incentive, severance or retention arrangements) or agrees to pay or pays any termination or severance payment to such person other than as set out in the Citadel Employee Arrangements;

(p)	any member of the Citadel Group enters into any enterprise agreement or other collective agreement with or relating to any group of employees;

(q)	Vertex Group determines to pay any proportion of the consideration for the 100% Bariq Acquisition by way of issue of Citadel Shares under clause 4(c) of the Share Transfer Agreement;

(r)	during the period from the date of the Bid Implementation Agreement to the end of the Offer Period, any member of the Citadel Group (other than a direct or indirect wholly owned subsidiary of Citadel) declares, pays, or determines to be payable any distribution, bonus or other share of its profits or assets (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie);

(s)	any member of the Citadel Group acquires, or offers or agrees to acquire, or announces a bid or tender for, any business, asset, joint venture interest, entity or undertaking (or any interest in a business, asset, joint venture, entity or undertaking) the value of which, individually or in aggregate, exceeds $1,000,000 or makes an announcement in relation to such an acquisition, offer or agreement;

(t)	any member of the Citadel Group disposes of, or offers or agrees to dispose of, any material business, asset, joint venture interest, entity or undertaking (or any interest in a business, asset, joint venture, entity or undertaking) or makes an announcement in relation to such a disposal, offer or agreement;

(u)	any member of the Citadel Group enters into, or offers or agrees to enter into, any agreement, joint venture, partnership, management agreement or commitment which would require expenditure, or the foregoing of revenue, by the Citadel Group of an amount which is, in aggregate, more than $1,000,000 or makes an announcement in relation to such an entry, offer or agreement;

(v)	any member of the Citadel Group enters into, or offers or agrees to enter into, any agreement, joint venture, partnership, management agreement or commitment which would involve the disposal of any legal, beneficial or economic interest or right to or in connection with any mining tenements held by any member of the Citadel Group or any applications therefor;

(w)	any member of the Citadel Group:

(i)	enters into any financing arrangement or commitment or agrees to extend, repay or materially amend any existing financing arrangement or commitment; or

(ii)	guarantees, indemnifies or provides security for the obligations of any person or entity other than a member of the Citadel Group;

(x)	any member of the Citadel Group takes any action to enter into a binding agreement, arrangement or understanding in relation to the Project Financing on or before the Long Stop Date; or

(y)	any member of the Citadel Group agrees or announces an intention to take any of the actions referred to in the foregoing paragraphs,

provided that a Citadel Prescribed Occurrence will not include any matter:

(i)	required to be done or procured by Citadel under the Bid Implementation Agreement or which is otherwise contemplated by the Bid Implementation Agreement;

(ii)	in relation to the occurrences described in paragraphs (j),(s),(u) and (w) that does not relate to the Jabal Sayid Mining Project and has been fairly disclosed to Equinox;

(iii)	in relation to the occurrences described in paragraphs (j), (s), (u) or (w) that is set out in the Project Schedule; or

(iv)	approved in writing by Equinox, such approval not to be unreasonably withheld or delayed.

Citadel Securities means all securities of Citadel on issue including Citadel Shares, options and performance rights.

Citadel Shareholder means a person who is registered in Citadel’s register of members as the holder of one or more Citadel Shares from time to time.

Citadel Share means a fully paid ordinary share issued in the capital of Citadel.

Competing Proposal means any expression of interest, offer or proposal by a third party in respect of a transaction under which, if the transaction were completed, a person (whether alone or together with one or more Associates) would:

(a)	acquire a legal, equitable or economic interest or Relevant Interest in 10% or more of all Citadel Shares (whether by way of acquisition of existing Citadel Shares or issue of new Citadel Shares);

(b)	acquire the whole or a substantial part of the business or assets of Citadel or the Citadel Group;

(c)	acquire any interest in Bariq Mining Limited or the Jabal Sayid Mining Project;

(d)	acquire control of Citadel, within the meaning of section 50AA of the Corporations Act; or

(e)	otherwise acquire or merge with Citadel (including by reverse takeover bid or takeover bid, or by establishing a dual listed company structure or stapled security structure).

Consideration means the consideration to be provided by Equinox under the Offer, comprising one (1) Equinox CDI or one (1) Equinox Share (at Citadel Shareholder’s election) for every 14.3 Citadel Shares and $0.105 cash for each Citadel Share held by a Citadel Shareholder.

Corporations Act means the Corporations Act 2001 (Cth).

Equinox CDI means a CHESS depositary interest which confers a unit of beneficial interest in an Equinox Share registered in the name of CHESS Depositary Nominees Pty Ltd.

Equinox Group means Equinox and its related entities (other than members of the Citadel Group).

Equinox Material Adverse Change means any event, matter or circumstance which individually, or when aggregated with all such other events, matters or circumstances:

(a)	results in or could reasonably be expected to result in the value of the consolidated net assets of the Equinox Group reported in Equinox’s financial statements for the half year ended 30 June 2010 being reduced by USD$200 million or more;

(b)	results in or could reasonably be expected to result in the cash operating costs in respect of the Lumwana Project as disclosed to ASX or TSX before the date of the Bid Implementation Agreement being increased by 10% or more; or

(c)	results in or could reasonably be expected to result in a diminution in Equinox’s JORC compliant resources and reserves (as disclosed to ASX or TSX before the date of the Bid Implementation Agreement) by more than 5%, other than an event, matter or circumstance:

(i)	required to be done as a result of the Bid Implementation Agreement;

(ii)	the occurrence of which was fairly disclosed to Citadel or in public filings with ASIC; or

(iii)	that arises as a direct result of any reduction in the London Metals Exchange Cash Seller Settlement Price (in US Dollars per tonne) for Copper Grade A, as published in the London Metal Bulletin each day (based on Greenwich mean time days), from the amount of the London Metals Exchange Cash Seller Settlement Price (in US Dollars per tonne) for Copper Grade A published in the London Metal Bulletin on the date of the Bid Implementation Agreement.

Equinox Material Subsidiary means each of Equinox Resources Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited and Lumwana Mining Company Limited.

Equinox Prescribed Occurrence means any of the following:

(a)	Equinox converts all or any of its shares into a larger or smaller number of shares;

(b)	any member of the Equinox Group (other than a direct or indirect wholly owned subsidiary of Equinox) enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement;

(c)	any member of the Equinox Group issues equity securities or agrees to make such an issue or grants an option or performance right over any equity securities (including convertible securities) other than to Equinox or to a direct or indirect wholly owned subsidiary of Equinox or pursuant to performance rights, the conversion of convertible securities or the exercise of options the existence of which has been disclosed to ASX or TSX before the date of the Bid Implementation Agreement;

(d)	Equinox amends or proposes to amend its bylaws;

(e)	an order or application is made or a resolution is passed for the winding up of Equinox or any Equinox Material Subsidiary;

(f)	an administrator, liquidator, provisional liquidator, receiver or receiver and manager is appointed in respect of Equinox or any Equinox Material Subsidiary or the whole or any part of the assets or undertaking of Equinox or any Equinox Material Subsidiary, or Equinox or any Equinox Material Subsidiary executes a deed of company arrangement;

(g)	Equinox or any Equinox Material Subsidiary ceases to carry on business or is deregistered;

(h)	any member of the Equinox Group enters into any unusual or abnormal contract or commitment which is outside the ordinary course of business and which could reasonably be expected to:

(i)	change the nature of the business conducted by the Equinox Group; or

(ii)	have a material adverse impact on the business conducted by the Equinox Group;

(i)	any member of the Equinox Group enters into or otherwise becomes a party to, any material transaction with a related party (as that term is defined in Chapter 2E of the Corporations Act) of Equinox (other than between Equinox and a direct or indirect wholly owned subsidiary of Equinox);

(j)	any member of the Equinox Group agrees or announces an intention to take any of the actions referred to in the foregoing paragraphs,

provided that a Equinox Prescribed Occurrence will not include any matter:

(i)	required to be done or procured by Equinox under the Bid Implementation Agreement or which is otherwise contemplated by the Bid Implementation Agreement; or

(ii)	approved in writing by Citadel, such approval not to be unreasonably withheld or delayed.

Equinox Share means a common share in the capital of Equinox.

Exclusivity Period means the period starting on the date of the Bid Implementation Agreement and ending on the first to occur of termination of the Bid Implementation Agreement and the Long Stop Date.

Jabal Sayid Mining Project means any project for the exploration, mining, recovery, storage or sale of minerals from within or adjacent to the site known as the “Jabal Sayid” project area in the Kingdom of Saudi Arabia the subject of any instruments issued under the laws of the Kingdom of Saudi Arabia permitting or relating to exploration, mining and the carrying away of the mined material (including the Jabal Sayid Mining Licence issued by the Ministry of Petroleum and Mineral Resources of the Kingdom) and any additional parcels or areas of land used from time to time in conjunction with those operations.

Long Stop Date means the earlier of:

(a)	the date on which the Offer Period in respect of the Takeover Bid ends; and

(b)	28 February 2011, or such later date as Equinox and Citadel agree in writing.

Offer means the offer by Equinox to acquire each Citadel Share (including all rights attaching to them) under the Takeover Bid for the Consideration.

Offer Period means the period the Offer is open for acceptance.

Project Financing means the project financing for the development of the Jabal Sayid Mining Project.

Project Schedule means the schedules for the Jabal Sayid Mining Project comprising the mining schedule, the 3D model, the schedule of contracts and the project development schedule.

Relevant Interest has the meaning given in the Corporations Act.

Share Transfer Agreement means the share transfer agreement dated 8 September 2010 for the acquisition by Vertex Group of:

(a)	a 20% equity interest in Bariq Mining Limited from Abdul Hadi Al Qahtani and Partners for Maritime and Oilfield Services; and

(b)	a 10% equity interest in Bariq Mining Limited from Dr Said Al-Qahtani,

between Vertex Group, Citadel, Dr Said Al-Qahtani, Abdul Hadi Al Qahtani and Partners for Maritime and Oilfield Services.

Superior Proposal means a written bona fide Competing Proposal which the Citadel Board acting in good faith and, after having first obtained written advice from its legal and financial advisers, determines is:

(a)	reasonably capable of being completed, taking into account all aspects of the Competing Proposal; and

(b)	more favourable to Citadel Shareholders than the Takeover Bid, taking into account all terms and conditions of the Competing Proposal.

Takeover Bid means the off-market takeover bid to be made by Equinox for all Citadel Shares under the Corporations Act, subject to the Bid Conditions and otherwise in accordance with the Bid Implementation Agreement.

TSX means the Toronto Stock Exchange.

Vertex Group means Vertex Group (Middle East) Holdings WLL CR 55007 of Bahrain, a wholly owned subsidiary of Citadel.